                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933



                          For the month of January 2007




                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F    X          Form 40-F
                               ------                   ------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                     Yes                     No          X
                              ------                  ------

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-              .)
                                      --------------

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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    BANCOLOMBIA S.A.
                                                     (Registrant)




Date:  January 10, 2007                  By  /s/  JAIME ALBERTO VELASQUEZ B.
                                             ----------------------------------
                                             Name:  Jaime Alberto Velasquez B.
                                             Title: Vice President of Finance

[Bancolomibia Letterhead]
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   THE ATTORNEY GENERAL'S OFFICE REVOKES THE ORDER ISSUED ON JANUARY 4, 2007,
    DETERMINING THE HOUSE ARREST OF THE PRESIDENT AND EXECUTIVE AND SERVICES
                      VICE PRESIDENT OF BANCOLOMBIA, S.A.

Medellin, Colombia,  January 10, 2006


Today, the Attorney General's Office decided to revoke the order issued on January 4, 2007, determining the house arrest of Mr. Jorge Londono Saldarriaga and Mr. Federico Ochoa Barrera, President and Executive and Services Vice President of Bancolombia, S.A. ("Bancolombia"), respectively.

This decision confirms Bancolombia's views that the order was inconsistent with Colombian laws.

Once formal notice is given, the attorneys of the officers will analyze its terms and together with Bancolombia will take the necessary steps which will be announced to the public in due course.



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Contacts
Sergio Restrepo        James A. Velasquez      Mauricio Botero
Executive VP           Financial VP            IR Manager
Tel.: (574) 5108668    Tel.: (574) 5108666     Tel.: (574) 5108866